UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BrightSphere Investment Group plc

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G67506108

(CUSIP Number)

Enrico Marini Fichera

HNA Capital (U.S.) Holding LLC

c/o HNA Capital International

1180 Avenue of the Americas

Suite 1801

New York, NY 10036

+1 (212) 335-2080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons HNA Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,776,663

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,776,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,776,663

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Capital Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,776,663

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,776,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,776,663

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Capital (Hong Kong) Holding Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong Special Administrative Region

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,776,663

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,776,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,776,663

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Aleron Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,776,663

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,776,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,776,663

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Capital (U.S.) Holding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,776,663

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,776,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,776,663

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons HNA Eagle Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,776,663

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,776,663

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,776,663

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1.            SECURITY AND ISSUER.

Item 1 of the Original Schedule 13D (as defined below) is hereby amended and restated as follows:

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2017 by the Reporting Persons (as defined below) relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of BrightSphere Investment Group plc, a company incorporated and registered in England and Wales (formerly known as OM Asset Management plc) (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on November 10, 2017 (together, the “Original Schedule 13D”). The principal executive offices of the Issuer are located at 5th Floor Millennium Bridge House, 2 Lambeth Hill, London EC4V 4GG. Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 2.            IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is amended and restated as follows:

(a) - (c), (f) This Amendment No. 2 is filed by (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Capital Group Co., Ltd. (“HNA Parent”), (iii) HNA Capital (Hong Kong) Holding Co., Ltd. (“HNA HK”), (iv) Aleron Investments, Ltd. (“Aleron”), (v) HNA Capital (U.S.) Holding LLC (“HNA Capital”) and (vi) HNA Eagle Holdco LLC (“HNA Eagle”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons, together with Paulson (as defined below), may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of Paulson’s nomination rights pursuant to the Share Purchase Agreement I and voting rights pursuant to the Share Purchase Agreement II (each as defined and described under Item 4 hereof).  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

HNA Group is a People’s Republic of China (“PRC”) company.  HNA Group is a conglomerate holding investments in airlines, hotels, shipping, logistics, banking and leasing companies.  HNA Group is majority-owned by Hainan Traffic Administration Holding Co., Ltd., a PRC company (“Hainan Traffic”).  Hainan Traffic is 50% owned by Sheng Tang Development (Yangpu) Co., Ltd., a PRC company (“Sheng Tang”).  Sheng Tang is majority-owned by Hainan Province Cihang Foundation, a PRC non-profit organization (“Cihang”).  None of Hainan Traffic, Sheng Tang or Cihang exercises control over HNA Group or has any voting or dispositive power with respect to any of the Ordinary Shares.  The principal business address of HNA Group is HNA Building, No. 7 Guoxing Road, Haikou, 570203, People’s Republic of China.

HNA Parent is a PRC company and is 88.5% owned by HNA Group.  HNA Parent is principally involved in the business of equipment leasing, asset management, insurance, investment banking, securities and credit services. The principal business address of HNA Parent is 23/F HNA Plaza, Jia No. 26 Xiaoyun Road, Chaoyang District, Beijing P.R. China, 100125.

HNA HK is a Hong Kong company and a wholly-owned subsidiary of HNA Parent.  HNA HK is principally an investment holding company.  The principal business address of  HNA HK is RM2103, Futura Plaza, 111 How Ming Street, Kwun Tong, Hong Kong.

Aleron is a limited company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of HNA HK.  Aleron is principally an investment holding company.  The principal business address of Aleron is 23/F HNA Plaza, Jia No. 26 Xiaoyun Road, Chaoyang District, Beijing P.R. China, 100125.

HNA Capital is a Delaware limited liability company and a direct wholly-owned subsidiary of Aleron.  HNA Capital is principally in the business of making investments in financial services companies and real estate. The principal business address of HNA Capital is 1180 Avenue of the Americas, Suite 1801,  New York, NY 10036.

HNA Eagle is a Delaware limited liability company and a direct wholly-owned subsidiary of HNA Capital.  HNA Eagle is a holding entity formed for the purpose of consummating the transactions described in this Statement.  The principal business address of HNA Eagle is 1180 Avenue of the Americas, Suite 1801, New York, NY 10036.

(d) During the last five years, none of the Reporting Persons nor, to their knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of their directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule A attached hereto, and Schedule A is incorporated herein by reference.

ITEM 4.            PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The purpose of the transactions described in this Amendment No. 2 is for the Reporting Persons to divest their interest in the Issuer. The Reporting Persons have privately sold (the “Sale”) 4,598,566 Ordinary Shares of the Issuer directly held by HNA Eagle (the “Shares”) to Paulson & Co., Inc., a Delaware corporation (“Paulson”). The Reporting Persons have also agreed to sell to Paulson (the “Second Sale”) a number of additional Ordinary Shares that, when combined with the Ordinary Shares Paulson owns after the Sale, will equal 24.95% of the outstanding Ordinary Shares (the “Additional Shares”). The Reporting Persons intend to dispose of any remaining Ordinary Shares that they will beneficially own after the Second Sale in due course in a manner to be determined.

Share Purchase Agreements

On November 16, 2018, HNA Eagle, HNA Capital and Paulson signed a share purchase agreement pursuant to which HNA Eagle sold the Shares to Paulson (the “Share Purchase Agreement I”). The purchase price for the Shares was $12.80 per Share. The Sale closed on November 19, 2018. Pursuant to the the Share Purchase Agreement I, HNA Eagle agreed to use its rights under the Shareholder Agreement to appoint two directors to the board of directors of the Issuer (the “Board”) as described below.

On November 16, 2018, HNA Eagle, HNA Capital and Paulson signed a second share purchase agreement with Paulson to make the Second Sale of the Additional Shares (the “Share Purchase Agreement II”).  The purchase price for the Additional Shares will be $13.95 per Additional Share. The Second Sale will close after Paulson has received the requisite regulatory approvals to complete the Second Sale. HNA Eagle has agreed to for the period from signing to closing (i) not sell any of the Ordinary Shares of the Issuer that it directly holds, (ii) vote its remaining shares in accordance with instructions from Paulson and (iii) not take any action that would reasonably be expected to cause any “moratorium”, “control share”, “fair price”, “takeover” or “interested stockholder” Law (as defined in the Share Purchase Agreement II) to become applicable to the Share Purchase Agreement II.

Board Representation

As described in Item 6 of the Original Schedule 13D, pursuant to the Share Purchase Agreement, Old Mutual and OM Group UK (each as defined in Item 6) assigned to HNA Eagle the right to designate two directors to the Board. HNA Eagle has exercised its rights under the Shareholder Agreement, as directed by Paulson pursuant to the Share Purchase Agreement I, to appoint John Paulson and Guang Yang to the Board. Mr. Paulson and Mr. Yang have replaced HNA Eagle’s previously appointed directors, Xiaofeng Chen and Enrico Marini Fichera, who HNA Eagle appointed on September 7, 2018 and August 15, 2018, respectively.

Other

Until the consummation of the Share Purchase Agreement II, the Reporting Persons intend to review their investment in the Issuer.  The Reporting Persons may communicate with the Board, members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters, or otherwise work with management and the Board with a view to maximizing shareholder value. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

The Reporting Persons do not have any other present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference to the extent applicable.

ITEM 5.            INTEREST  IN  SECURITIES  OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 2 are incorporated herein by reference.  As of the date hereof, HNA Eagle is the direct owner of, and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 22,776,663 Ordinary Shares, representing approximately 21.4% of the outstanding Ordinary Shares (such percentage being based on 106,337,038 Ordinary Shares outstanding as of November 5, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 8, 2018). To the knowledge of the Reporting Persons, none of the persons set forth on Schedule A attached hereto beneficially owns any Ordinary Shares.

(c) Except as set forth in this Amendment No. 2, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Ordinary Shares in the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference to the extent applicable.

The foregoing descriptions of the terms and conditions of the Share Purchase Agreement I and the Share Purchase Agreement II do not purport to be complete and are qualified in their entirety by reference to the full text of each respective document, attached hereto as Exhibits E and F, and are herein incorporated by reference.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement, dated as of May 22, 2017, by and among the Reporting Persons (filed with the Original Schedule 13D).

Exhibit B	Share Purchase Agreement, dated as of March 24, 2017, among HNA Capital (U.S.) Holding LLC, Old Mutual plc and OM Group (UK) Limited (filed with the Original Schedule 13D).

Exhibit C

Registration Rights Agreement, dated as of October 8, 2014, among OM Asset Management plc, OM Group (UK) Limited and Old Mutual plc (incorporated herein by reference to Exhibit 10.5 to Current Report on Form 8-K filed on October 20, 2014).

Exhibit D

Shareholder Agreement, dated as of October 8, 2014, among OM Asset Management plc and Old Mutual plc (certain provisions of which were assigned to HNA Capital (U.S.) Holding LLC) (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2014).

Exhibit E	Share Purchase Agreement, dated as of November 16, 2018, by and among HNA Eagle Holdco LLC, HNA Capital (U.S.) Holding LLC and Paulson & Co., Inc. (filed herewith).

Exhibit F	Share Purchase Agreement, dated as of November 16, 2018, by and among HNA Eagle Holdco LLC, HNA Capital (U.S.) Holding LLC and Paulson & Co., Inc. (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2018

HNA Group Co., Ltd.

	By:	/s/ Xiaofeng Chen
Name: Xiaofeng Chen
Title: Board Director and Vice Chief Executive Officer, HNA Group Co., Ltd

HNA Capital Group Co., Ltd.

	By:	/s/ Chuan Jin
Name: Chuan Jin
Title: President, HNA Capital Group Co., Ltd; Executive Chairman of the Board of Directors of HNA Capital Group Co., Ltd.

HNA Capital (Hong Kong) Holding Co., Ltd.

	By:	/s/ Zhisheng Tong
Name: Zhisheng Tong
Title: Board Director, HNA Capital (Hong Kong) Holding Co., Ltd.

Aleron Investments, Ltd.

	By:	/s/ Kai Ren
Name: Kai Ren
Title: Board Director, Aleron Investments, Ltd.; Chief Financial Officer of HNA Capital Group Co., Ltd.

HNA Capital (U.S.) Holding LLC

	By:	/s/ Enrico Marini Fichera
Name: Enrico Marini Fichera
Title: Chief Executive Officer

HNA Eagle Holdco LLC

	By:	/s/ Enrico Marini Fichera
Name: Enrico Marini Fichera
Title: Chief Executive Officer

Schedule A

1.                HNA Group Co.,  Ltd.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Group Co., Ltd. (“HNA Group”) are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to HNA Group.  The business address of each director and executive officer is HNA Building, No. 7 Guoxing Road, Haikou, Hainan Province, the People’s Republic of China.  Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China.  Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Feng Chen*	Chairman of the Board of Directors
Xiangdong Tan*	Vice Chairman of the Board of Directors and Chief Executive Officer (United States citizen)
Xianhua Li*	Vice Chairman of the Board of Directors
Ling Zhang*	Vice Chairman of the Board of Directors and President
Xiaofeng Chen*	Board Director and Vice Chief Executive Officer; Chairman of the Board of Directors of HNA Group North America LLC (United States citizen)
Wenli Chen*	Board Director
Qijun Huang*	Board Director; Chairman of the Board of Directors of HNA Logistics Group Co., Ltd.
Liang Tang*	Chairman of the Board of Directors of HNA Capital Group Co., Ltd.
Fu Tong*	Chairman of the Board of Directors of HNA Technology Group Co., Ltd.
Qifa Bao*	Chairman of the Board of Directors of HNA Aviation Group Co., Ltd.
Xiaoming Li*	Non-Executive Board Director
Quan Zhao*	Non-Executive Board Director

2.                HNA Capital Group Co., Ltd.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Capital Group Co., Ltd. (“HNA Parent”) are set forth below.  Each occupation set forth opposite an individual’s name refers to HNA Parent.  The business address of each director and executive officer is 23/F HNA Plaza, Jia No. 26 Xiaoyun Road, Chaoyang District, Beijing P.R. China, 100125, the People’s Republic of China. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China.  Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Liang Tang*	Chairman of the Board of Directors of HNA Capital Group Co., Ltd.
Chuan Jin*	Executive Chairman of the Board of Directors of HNA Capital Group Co., Ltd.; President of HNA Capital Group Co., Ltd.
Gang Xu*	Vice Chairman of the Board of Directors of HNA Capital Group Co., Ltd.
Yiqun Zhuo*	Vice Chairman of the Board of Directors of HNA Capital Group Co., Ltd.
Xiaoyun Cheng*	Member of the Board of Directors; Vice President of HNA Capital Group Co., Ltd.
Liwei Tian	Chief Supervisor of HNA Capital Group Co., Ltd.
Xi Jin	Vice President of HNA Capital Group Co., Ltd.
Kai Ren	Chief Financial Officer of HNA Capital Group Co., Ltd.
Bin Shang	Assistant President of HNA Capital Group Co., Ltd.

3.                HNA Capital (Hong Kong) Holding Co., Ltd.

The name, country of citizenship and current principal occupation of each director of HNA Capital (Hong Kong) Holding Co., Ltd. (“HNA HK”), are set forth below.  The business address of each director is RM2103, Futura Plaza, 111 How Ming Street, Kwun Tong, Hong Kong. Unless otherwise indicated below, all of the persons listed below are citizens of the People’s Republic of China.  Directors are identified by an asterisk

Name	Current Principal Occupation or Employment
Zhisheng Tong*	Board Director of HNA Capital (Hong Kong) Holding Co., Ltd.
Xiaoyun Cheng*	Board Director of HNA Capital (Hong Kong) Holding Co., Ltd.
Bin Shang*	Board Director of HNA Capital (Hong Kong) Holding Co., Ltd.

4.                Aleron Investments, Ltd.

The name, country of citizenship and current principal occupation of each director of Aleron Investments, Ltd. (“Aleron”) is set forth below.  The business address of each director is 23/F HNA Plaza, Jia No. 26 Xiaoyun Road, Chaoyang District, Beijing P.R. China, 100125.  Each director is a citizen of the People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Kai Ren*	Board Director of Aleron Investments, Ltd.
Zhisheng Tong*	Board Director of Aleron Investments, Ltd.

5.                HNA Capital (U.S.) Holding LLC

The name, country of citizenship and current principal occupation of the sole executive officer of HNA Capital (U.S.) Holding LLC (“HNA Capital”) is set forth below.  The business address of the sole executive officer is 1180 Avenue of the Americas, Suite 1801, New York, NY 10036.

Name	Current Principal Occupation or Employment
Enrico Marini Fichera	Chief Executive Officer of HNA Capital (U.S.) Holding LLC (United States citizen)

6.                HNA Eagle Holdco LLC

The name, country of citizenship and current principal occupation of the sole executive officer of HNA Eagle Holdco LLC (“HNA Eagle”) is set forth below.  The business address of the sole executive officer is 1180 Avenue of the Americas, Suite 1801, New York, NY 10036.  The sole executive officer is a citizen of the United States.

Name	Current Principal Occupation or Employment
Enrico Marini Fichera	Chief Executive Officer of HNA Eagle Holdco LLC (United States citizen)